Exhibit (a)(1)(E)

Reminder Email:

Dear Rite Aid Associate:

We wanted to send this notice to remind you that the deadline of April 21, 2011 (11:59pm, Eastern Time) is approaching for you to elect to participate in the stock option exchange program. If you wish to participate in the offer to tender your eligible stock options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on March 21, 2011 (the “Offering Materials”), you must log into the following website and follow the directions listed:

https://riteaid.equitybenefits.com

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any stock options you hold will remain subject to their present terms. Additional offering materials are available for your review on the Stock Option Exchange website.  Questions about the offer or requests for assistance should be made by email to riteaid@sos-team.com or by calling the Stock Option Exchange Hotline at 800-504-8546.  We will attempt to respond to all questions.